Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   30-Apr-2022

Amounts in USD

Dates

Collection Period No.	16				
Collection Period (from... to)	1-Apr-2022	30-Apr-2022			
Determination Date	12-May-2022				
Record Date	13-May-2022				
Payment Date	16-May-2022				
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2022	16-May-2022	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2022	15-Apr-2022	15-May-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	490,000,000.00	31,286,626.74	0.00	31,286,626.74	63.850259	0.000000
Class A-3 Notes	428,000,000.00	428,000,000.00	423,600,851.74	4,399,148.26	10.278384	0.989722
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**570,146,626.74**	**534,460,851.74**	**35,685,775.00**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**804,805,834.82**	**769,120,059.82**			
present value of lease payments	611,000,074.64	228,420,788.59	211,010,146.08			
present value of Base Residual Value	878,899,659.22	576,385,046.23	558,109,913.74			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.180000%	4,692.99	0.009578	31,291,319.73	63.859836
Class A-3 Notes	0.250000%	89,166.67	0.208333	4,488,314.93	10.486717
Class A-4 Notes	0.320000%	29,562.67	0.266667	29,562.67	0.266667
Total		**123,422.33**		**$35,809,197.33**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,415,404,747.17**	**730,310,848.13**	**694,625,073.13**

Available 2021-A Collections

Lease Payments Received	15,866,034.30
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,985,517.51
Net Sales Proceeds-scheduled terminations	12,283,816.60
Excess wear and tear included in Net Sales Proceeds	3,747.53
Excess mileage included in Net Sales Proceeds	24,090.44
Subtotal	**44,135,368.41**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	400.73
Total Available Collections	**44,135,769.14**

Distribution on the Exchange Note

(1) Total Servicing Fee	670,671.53
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.33%)	200,835.48
(3) Exchange Note Principal Distributable Amount	35,685,775.00
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,578,487.13
Total Distribution	**44,135,769.14**

Available Funds ABS Notes

Total Exchange Note Payments	**35,886,610.48**
Reserve Account Draw Amount	0.00
Total Available Funds	**35,886,610.48**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	123,422.33
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	35,685,775.00
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	77,413.15
Total Distribution	**35,886,610.48**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	670,671.53	670,671.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	123,422.33	123,422.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	4,692.99	4,692.99	0.00
thereof on Class A-3 Notes	89,166.67	89,166.67	0.00
thereof on Class A-4 Notes	29,562.67	29,562.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	123,422.33	123,422.33	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,685,775.00	35,685,775.00	0.00
Principal Distribution Amount	35,685,775.00	35,685,775.00	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	30.61
minus Net Investment Earnings	30.61
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.61
Net Investment Earnings on the Exchange Note	
Collection Account	370.12
Investment Earnings for the Collection Period	400.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	804,805,834.82	22,130
Principal portion of lease payments	11,643,016.20	
Terminations- Early	13,065,345.35	
Terminations- Scheduled	10,310,528.89	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	666,884.56	
Securitization Value end of Collection Period	769,120,059.82	21,390
Pool Factor	51.62%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	25.29	14.72
Weighted Average Seasoning (months)	13.33	24.41
Aggregate Base Residual Value	1,003,544,881.25	601,800,682.38
Cumulative Turn-in Ratio		31.44%
Proportion of base prepayment assumption realized life to date		75.13%
Actual lifetime prepayment speed		0.71%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	766,229,691.35	21,319	99.62%
31-60 Days Delinquent	2,116,541.14	51	0.28%
61-90 Days Delinquent	518,804.23	15	0.07%
91-120 Days Delinquent	255,023.10	5	0.03%
Total	769,120,059.82	21,390	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.101%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	541,779.11	16	15,626,882.84	418
Liquidation Proceeds	529,219.69		15,253,974.70	
Recoveries	210,831.24		1,547,596.24	
Principal Net Credit Loss / (Gain)	(198,271.82)		(1,174,688.10)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.302)%
Prior Collection Period	(0.183%)
Second Prior Collection Period	(0.510%)
Third Prior Collection Period	0.264 %
Four Month Average	(0.183)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.079)%

Average Net Credit Loss / (Gain)   (2,810.26)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	23,500,979.69	724	434,271,720.91	13,846
Sales Proceeds and Other Payments Received	27,496,650.07		514,546,056.42	
Residual Loss / (Gain)	(3,995,670.38)		(80,274,335.51)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.093)%
Prior Collection Period	(6.513%)
Second Prior Collection Period	(5.855%)
Third Prior Collection Period	(6.748%)
Four Month Average	(6.302)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.388)%

Average Residual Loss / (Gain)   (5,797.66)